UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 001-41901

J-Long Group Limited
(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

As previously disclosed, on August 7, 2025, J-Long Group limited (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM). Two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders, amongst which, includes:

1.	“That:

(a)	the re-designation and re-classification of all of the 136,000,000 ordinary shares of a par value US$0.000375 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 133,000,000 class A ordinary shares of a par value US$0.000375 each (the “Class A Ordinary Shares”) and 3,000,000 class B ordinary shares of a par value US$0.000375 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into USD51,000.00 divided into 133,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 3,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (the “Share Re-Designation”);

(b)	upon the Share Re-Designation becoming effective, the currently issued 3,761,701 ordinary shares of a par value US$0.000375 each in the Company will be re-designated and re-classified into 1,652,701 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 2,109,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the table below:

Name of Shareholder	Number of Existing Shares held	Name of Class A Ordinary Shares to be held upon the Share Re- Designation becoming effective	Number of Class B Ordinary Shares to be held upon the Share Re- Designation becoming effective
Danny Tze Ching Wong	1,809,000	N/A	1,809,000
Edwin Chun Yin Wong	300,000	N/A	300,000
CEDE & CO	1,652,701	1,652,701	N/A

The Share-Redesignation was reflected with the Nasdaq Capital Market in the marketplace at the open of business on August 13, 2025, whereupon the Company’s Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “JL” but under the new CUSIP Number of G5191U120.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Name:	Wong Edwin Chun Yin
Title:	Chief Executive Officer and Director

Date: August 15, 2025

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